Exhibit 99.1

Harry Winston Diamond Corporation Announces the Retirement of Mr. Roger Phillimore from its Board of Directors

TORONTO, Aug. 20, 2012 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the "Company") announced today that after more than fifteen years of continuous service as an independent director of the Company, Mr. Roger Phillimore is retiring from the board of directors to focus on other professional challenges.

Mr. Phillimore joined the board shortly after the discovery of the Diavik Diamond Mine orebodies and provided invaluable advice as the Company progressed through the complexities of debt and equity financing for its 40% share of the capital cost of what, at the time, was the most expensive mining development ever to be undertaken in the Northwest Territories. His extensive, senior level experience in the natural resource industry has been an invaluable asset.

Chairman and Chief Executive Officer, Robert Gannicott commented, "Roger has been a close friend and sounding board to me throughout the evolution and growth of the Company while also being a wise and collegial member of the board of directors. We all wish him well for the future."

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Contacts:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com

Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 08:05e 20-AUG-12